FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2013

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Third Quarter and

Nine-Month 2013 Results

Lima, Peru, October 30, 2013 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the third quarter 2013 (3Q13) and nine-month (9M13) periods, ended September 30, 2013. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards), are on a non GAAP basis and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“During the third quarter, Buenaventura’s previously-announced measures to achieve significant cost savings and focus on cash generation were successfully implemented, including:

1.    Stop production in three small unprofitable operating units.

2.    Focusing mine exploration activities on high-grade and accessible targets for both brownfield and greenfield areas.

3.    Improving efficiency across all our operations.

As a consequence of implementing this cash flow oriented plan, results improved in line with the new budget.

Operating income during 3Q13 was US$63.4 million, 48% lower than in 3Q12, but a significant improvement when compared to the US$4.3 million loss reported in 2Q13. Net income was US$65.1 million, 65% lower than in 3Q12, however 244% higher than the US$19.0 million reported in 2Q13. EBITDA from Direct Operations was US$103.8 million, 35% lower than in 3Q12, but 157% higher when compared to the US$40.3 million reported in 2Q13.

Quotation (QP) Period provisions, for concentrate sales, positively impacted sales during 3Q13.

EBITDA including Associates was US$237.7 million, 37% lower than the figure reported in 3Q12. This was mainly due to an inventory write-down provision and social responsibility expenses at Yanacocha.

Financial Highlights (in millions of US$, except EPS figures):

	3Q13	3Q12	Var%	9M13	9M12	Var%
Total Revenues	345.8	411.9	-16%	986.3	1,139.4	-13%
Operating Income	63.4	122.8	-48%	118.5	335.9	-65%
EBITDA Direct Operations	103.8	160.7	-35%	231.9	444.0	-48%
EBITDA Including Associates	237.7	379.6	-37%	666.3	1,129.4	-41%
Net Income	65.1	188.2	-65%	202.2	549.5	-63%
EPS*	0.26	0.74	-65%	0.80	2.2	-63%

(*) as of September 30, 2013, Buenaventura had 254,186,867 shares outstanding.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

Operating Revenues

During 3Q13, net sales were US$335.3 million, a 15% decrease compared to the US$394.0 million reported in 3Q12. This was explained by lower gold, silver and copper prices as well as a reduction in zinc and lead volumes sold.

Royalty income decreased 41%, to US$10.5 million in 3Q13 compared to the US$17.9 million reported in 3Q12. This was due to lower revenues at Yanacocha (40% lower QoQ).

Operating Highlights	3Q13	3Q12	Var%	9M13	9M12	Var%
Net Sales (in millions of US$)	335.3	394.0	-15%	949.3	1,084.7	-12%
Average Realized Gold Price Gold (US$/oz)*	1,335	1,671	-20%	1,428	1,672	-15%
Average Realized Gold Price (US$/oz) inc. Associates	1,331	1,656	-20%	1,458	1,658	-12%
Average Realized Silver Price (US$/oz)*	20.71	29.82	-31%	22.60	30.04	-25%
Average Realized Lead Price (US$/MT)*	2,087	2,034	3%	2,095	1,975	6%
Average Realized Zinc Price (US$/MT)*	1,868	1,868	0%	1,867	1,909	-2%
Average Realized Copper Price (US$/MT)*	7,155	7,989	-10%	7,175	8,119	-12%

(*) Buenaventura’s Direct Operations

Sales Content
	3Q13	3Q12	Var%	9M13	9M12	Var%
Gold Oz Direct Operations	115,824	113,564	2%	357,097	347,406	3%
Gold Oz inc. Associated	245,448	287,284	-15%	765,841	866,210	-12%
Silver Oz	4,482,882	4,390,173	2%	12,387,187	11,879,593	4%
Lead MT	6,122	8,387	-27%	20,741	19,993	4%
Zinc MT	9,438	15,613	-40%	30,281	37,987	-20%
Copper MT	7,670	3,887	97%	17,159	10,398	65%

(*) Buenaventura’s Direct Operations

Net sales for the first nine months of 2013 were US$949.3 million, 12% lower than in the first nine months of 2012 (US$1.1 billion), while royalty income was US$37.0 million in 2013, a 32% decrease compared to the US$54.6 million reported in the same period 2012.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

Production and Operating Costs

Buenaventura’s equity production1 in 3Q13 was 99,966 ounces of gold, 3% higher than the 97,073 ounces reported in 3Q12, mainly due to the additional production from Breapampa partially offset by a decline at Orcopampa. Silver production, including associated companies, during 3Q13 was 4,930,336 million ounces, 5% higher when compared to the figure reported in 3Q12 (4,678,811 million oz.).

Equity production1 in 9M13 was 303,639 ounces of gold and 14,101,919 million ounces of silver. This represented a 3% increase in gold production (295,541 oz. in 2012) and a 7% increase in silver production compared to 9M12 (13.2 million oz.).

Equity Production [1]
	3Q13	3Q12	Var%	9M13	9M12	Var%
Gold (oz) Direct Operations	99,966	97,073	3%	303,639	295,541	3%
Gold (oz) inc. Associated	227,589	267,160	-15%	711,022	822,521	-14%
Silver (oz) inc. Associated	4,930,336	4,678,811	5%	14,101,919	13,203,863	7%
Lead ( MT)	5,977	7,942	-25%	19,580	19,450	1%
Zinc ( MT)	6,842	13,073	-48%	27,076	32,328	-16%
Copper (MT) inc. Associated	17,546	15,648	12%	45,815	44,683	3%

Orcopampa’s (100% owned by Buenaventura) total gold production in 3Q13 was 59,086 ounces, 16% lower than the 70,588 ounces reported in 3Q12. Production from the Chipmo mine during 3Q13 was 54,228 ounces, 17% lower compared to the 65,362 ounces reported in 3Q12, as a result of lower ore grade and tonnage treated (see Appendix 2). The old tailings treatment produced 4,858 ounces of gold (compared to 5,226 oz. in 3Q12). Total gold production in 9M13 was 13,761 ounces, 15% decrease when compared to 9M12 (16,177 oz.).

Cash operating cost in 3Q13 was US$649/oz., 21% higher when compared to 3Q12 (US$537/oz.). However, when compared to 2Q13, cash operating cost decreased 18%. The higher cost was mainly explained by lower gold production and higher contractor costs that resulted from an increase in drilling works and drifting to reach Pucay and to develop East Nazareno areas.

At Uchucchacua (100% owned by Buenaventura), total silver production in 3Q13 was 2.9 million ounces, 5% higher than the 2.8 million ounces produced in 3Q12. This increase was mainly explained by higher recovery rate, from 74% (3Q12) to 80% (3Q13) (see Appendix 2). Zinc production in 3Q13 was 2,055 MT, 22% lower than the figure reported in 3Q12 (2,897 MT), while lead production increased 5% (2,371 MT in 3Q13 vs. 2,259 MT in 3Q12). During 2013, silver production was 8.6 million ounces; zinc production was 5,992 MT, while lead production was 6,541 MT compared to 8.2 million ounces, 6,879 MT and 6,102 MT, respectively, in 9M12.

Cash operating cost in 3Q13 was US$14.43/oz., 14% lower than the figure reported in 3Q12 (US$16.78/oz.) due to higher production, lower labor expenses, a decrease in treatment charges, resulting from lower prices, and partially offset by higher contractor expenses.

At Mallay (100% owned by Buenaventura), total production in 3Q13 was 348,626 ounces of silver, 35% higher than in 3Q12 (258,492 oz), and 950,245 ounces in 9M13, 140% higher than the 395,562 reported in 9M12. Silver cash operating cost in 3Q13 was US$8.85, a decrease of 71% when compared to US$30.99/oz in 3Q12, when the operation started.

1 Production from Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 53.76% of El Brocal.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

At Julcani (100% owned by Buenaventura), total production in 3Q13 was 779,776 ounces of silver, 32% higher compared to 3Q12 (589,838 ounces), due to higher ore treated explained by the increase in plant capacity (from 400 TPD to 500 TPD). During 9M13, silver production was 1.9 million ounces, 6% higher than the 1.8 million reported in 9M12.

Silver cash operating cost in 3Q13 was US$12.59/oz., 14% lower than 3Q12 (US$14.61/oz.), mainly explained by the higher production.

Breapampa’s (100% owned by Buenaventura) total production in 3Q13 was 20,138 ounces of gold with a cash cost of US$371/oz. For the first nine months of 2013, gold production was 59,964 oz.

La Zanja’s (53.06% owned by Buenaventura) total production in 3Q13 was 35,693 ounces of gold, a 20% increase when compared to 3Q12 (29,702 oz.) and was due to an increase in ore grade (0.70 g/MT in 3Q13 vs. 0.56 g/MT in 3Q12). 9M13 gold production was 103,945 ounces, 24% higher than in 9M12 (83,718 oz.), but in-line with La Zanja’s mining plan.

Cash operating cost in 3Q13 was US$552/oz., 11% lower than 3Q12 (US$620/oz.), due to a better stripping ratio and the higher grade.

Tantahuatay’s (40.10% owned by Buenaventura) total production in 3Q13 was 39,561 ounces of gold (15,864 oz. attributable to Buenaventura) in-line with the figure reported in 3Q12. During 9M13, gold production was 109,250 ounces (43,809 oz. attributable to Buenaventura).

Cash operating cost in 3Q13 was US$360/oz., 11% higher than in 3Q12 (US$325/oz.) due to the lower tonnage treated, in order to remain within the limits of the permits, as well as lower silver by-product contribution.

During the first seven months of 2013, El Brocal’s (53.76% owned by Buenaventura), plant capacity was, on average, devoted to treat 60% polymetallic ore (Colquijirca Tajo Norte) and 40% to copper ore (Marcapunta Norte). However, since August 2013, plant capacity was entirely devoted to the treatment of copper ore.

Copper production was 8,244 MT vs 3,754 MT reported in 3Q12 (120% increase). For 9M13, copper production increased 89% (17,830 MT in 3Q13 versus 9,438 MT in 3Q12). Copper cash cost was US$5,240/MT, 22% lower than the figure reported in 3Q12 (US$6,754/MT).

Silver production, from polymetallic and copper ores, decreased 62%, from 1.2 million ounces in 3Q12 to 0.4 million ounces in 3Q13, due to lower tonnage treated and ore grade. During 9M13, silver production decreased 53% from 2.9 million oz. (in 3Q12) to 1.4 million oz. (in 3Q13).

During 3Q13, total zinc production was 2,117 MT, an 84% decline when compared to the 13,298 MT reported in 3Q13. In 9M13, zinc production decreased 43% (19,898 MT in 2013 versus 34,949 MT in 2012). Zinc cash cost was US$1,238/MT, 27% higher than the figure reported in 3Q12 (US$975/MT).

General and Administrative Expenses

General and administrative expenses in 3Q13 were US$16.9 million, 26% lower than the figure reported in 3Q12 (US$22.9 million) due to lower workers profit sharing and the long-term compensation program. For the nine-month period of 2013, general and administrative expenses were US$56.5 million versus US$77.7 million in the same period of 2012, representing a 27% decline.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

Exploration in Non-Operating Areas

Exploration in non-operating areas during 3Q13 was US$5.7 million, compared to US$27.4 million reported in 3Q12. During the period, Buenaventura’s main exploration efforts were focused on the following projects: La Zanja Underground (US$1.5 million) and Chanca (US$1.4 million). For 9M13, exploration in non-operating areas were US$23.4 million versus US$73.2 million in 9M12, representing a decrease of 68%.

It is important to mention that Buenaventura entered into an agreement with a Mexican company (Surutato Mining, S.A de C.V) to explore a silver-zinc-lead deposit located North East of Culiacan city in Sinaloa. The property comprises around 14,000 has and was explored by the Geological Mexican Service (SGM) during years 1982-1988. Lately, the property was transferred to Surutato Mining.

Operating Income

Operating income in 3Q13 was US$63.4 million, 48% lower when compared to the US$122.8 million reported in 3Q12. However, this result was significantly better than the negative US$4.3 million reported in 2Q13, due to higher sales, lower production costs and lower exploration expenses.

During 9M13, operating income was US$118.5 million, versus US$335.9 million in 9M12, representing a 65% decrease

Share in Associated Companies

During 3Q13, Buenaventura’s share in associated companies was US$40.9 million, 65% lower than the US$118.3 million reported in 3Q12. Yanacocha’s contribution towards these results decreased 96%, from US$65.7 million in 3Q12 to US$2.4 million in 3Q13; and Cerro Verde’s contribution decreased 27%, from US$45.8 million in 3Q12 to US$33.6 million in 3Q13. Coimolache’s (Tantahuatay mine) contribution decreased 64% (US$4.9 million in 3Q13 vs. US$13.5 million in 3Q12).

During 9M13, Buenaventura’s share in associated companies was US$173.8 million, 54% lower than the figure reported in 2012 (US$376.7 million).

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 3Q13 gold production was 256,038 ounces of gold, 28% lower than 3Q12 production (353,710 oz.). Accumulated gold production in 2013 was 832,941 ounces, 25% lower than 2013 (1.11 million oz.). Production guidance for full year 2013 remains between 0.9 and 1 million ounces of gold.

Costs applicable to sales (CAS) at Yanacocha in 3Q13 were US$612/oz., 14% higher than the figure reported in 3Q12 (US$539/oz.) explained by a US$48/oz inventories write-down from La Quinua, Yanacocha and Maqui Maqui pads, due to the fall in gold prices.

Net income decreased 96% (US$5.5 million in 3Q13 vs. US$150.5 million in 3Q12) explained by lower revenues, higher costs applicable to sales and a US$31.8 million provision due to social responsibility expenses. Accumulated net income in 2013 was US$176.8 million, 68% lower than 2012 (US$550.8 million). During 3Q13, EBITDA totaled US$145.2 million, a 54% decrease compared to 3Q12 (US$316.1 million). Accumulated EBITDA in 2013 was US$584.2 million, 45% lower than 2013 (US$1.1 billion).

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

Capital expenditures at Yanacocha were US$69.1 million in 3Q13 (US$262.6 million in 3Q12) and US$322.4 million in 9M13 (US$560.3 million in 9M12).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 3Q13 copper production was 66,416 MT (13,004 MT attributable to Buenaventura), a 4% decrease compared to 3Q12 (69,150 MT and 13,540 MT attributable to Buenaventura). Accumulated total copper production in 2013 was 183,442 MT (35,918 MT attributable to Buenaventura), 9% lower than 200,775 MT in 2012 (39,312 MT attributable to Buenaventura).

During 3Q13, Cerro Verde reported net income of US$171.4 million, a 22% decrease compared to US$219.7 million in 3Q12. This was mainly due to a 19% decrease in sales revenues (US$465.9 million in 3Q13 versus US$575.0 million in 3Q12) explained by the lower copper prices. Accumulated net income in 2013 was US$416.5 million, 33% lower than US$625.9 million in 2012.

Capital expenditures at Cerro Verde in 3Q13 totaled US$305.9 million and US$716.2 million in 2012.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution was US$4.9 million (US$13.5 million in 3Q12). During 9M13, attributable contribution was US$15.1 million (US$31.4 million in 9M12).

Net Income

Buenaventura’s 3Q13 net income was US$65.1 million (US$0.26 per share), a 63% decrease compared to the US$188.2 million (US$0.74 per share) reported in 3Q12. Accumulated net income in 9M13 was US$186.7 million (US$0.73 per share), 66% lower compared to 9M12 (US$549.5 million).

Project Development

LA ZANJA DEVELOPMENT PROGRAM

•	The Pampa Verde Project will allow the development of a new open pit, an expansion of the current leach pad and improvements to the operation’s road access. Construction began in 2Q11. Total investment in this project is US$84.9 million. Completion is expected for 4Q13.

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued with the construction of the manganese sulphate plant. Total budget for the project is US$ 98.5 million. As of the end of 3Q13, total expenditures were US$ 94.0 million.
•	The project includes an acid leaching plant, a sulphuric acid production plant and a manganese sulphate crystallization plant; it also includes a warehouse to store low manganese Ag-Pb concentrate and another one to store the finished manganese sulphate crystals.
•	In September, test operations began on the acid leaching facility and the sulphuric acid plant.
•	The manganese sulphate crystallization plant is in the final start up stages and is expected to begin production during 4Q13.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

HUANZA HYDROELECTRICAL PLANT

Construction progress at the Huanza Project during the quarter included:

•	Water Conduction Tunnel: 10,074 meters of construction - 100% complete.
•	Power plant: civil work - 100% complete.
•	Pallca Dam: 100% complete.
•	Penstock: 100% complete.
•	Installation of Generator Number 2 is completed 100% and Generator Number 1 is 70% completed.
•	Commissioning of the Pallca Dam has been completed.

Board Resolutions

At the Board of Directors meeting held October 30, 2013, the following resolution was passed:

•	Declaration of a cash dividend for US$0.01 per share / ADS, payable on November 29, 2013 to shareholders of record as of November 18, 2013.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2012 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of September 30, 2013)
	BVN	Operating
	Equity %	Mines / Business
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Procesadora Industrial Rio Seco S.A	100.00	Rio Seco chemical plant
El Molle Verde S.A.C	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.76	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca project
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	128,666	138,396	-7%	136,432	135,287	1%	379,684	386,429	-2%	416,137	413,295	1%
Ore Grade OZ/ST	0.44	0.49	-11%	0.05	0.06	-21%	0.44	0.50	-11%	0.04	0.06	-24%
Recovery Rate %	96.7%	95.9%	1%	78.0%	73.8%	6%	96.0%	96.0%	0%	76.15%	75.9%	0%
Ounces Produced	54,228	65,362	-17%	4,858	5,219	-7%	162,793	184,482	-12%	13,761	16,110	-15%

Orcopampa Total Production		3Q13	59,086	3Q12	70,581	9M13	176,554	9M12	200,592

	La Zanja						Tantahuatay
	3Q13	3Q12%		9M13	9M12%		3Q13	3Q12%		9M13	9M12%
Ounces Produced	35,693	29,702	20%	103,944	83,718	24%	39,561	39,194	1%	109,250	105,929	3%

	Breapampa
	3Q13	3Q12%	9M13	9M12%
Ounces Produced	20,138	NA	59,964	NA

	SILVER PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	294,031	290,408	1%	133,059	766,987	-83%	840,745	864,175	-3%	1,179,357	1,862,734	-37%
Ore Grade OZ/ST	12.38	13.00	-5%	0.88	1.07	-18%	12.57	13.10	-4%	1.03	1.20	-14%
Recovery Rate %	80.2%	73.8%	9%	67.0%	66.0%	2%	81.1%	72.8%	11%	66.0%	63.2%	4%
Ounces Produced	2,920,872	2,785,910	5%	78,155	536,167	-85%	8,572,792	8,247,266	4%	800,801	1,410,027	-43%

	ZINC PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	294,031	290,408	1%	133,059	766,987	-83%	840,745	864,175	-3%	1,179,357	1,862,734	-37%
Ore Grade %	1.22%	1.57%	-22%	2.93%	2.69%	9%	1.20%	1.47%	-18%	2.89%	2.93%	-1%
Recovery Rate %	63.3%	63.6%	0%	58.84%	65.4%	-10%	65.2%	59.6%	9%	64.32%	67.1%	-4%
ST Produced	2,265	2,897	-22%	2,333	13,594	-83%	6,605	7,583	-13%	21,934	36,672	-40%

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

APPENDIX 3: EBITDA RECONCILIATION (in thousands of US$)

	3Q13	3Q12	9M13	9M12
Net Income	74,546	206,571	206,338	599,723
Add / Substract:	29,241	-45,891	25,586	-155,704
Provision for income tax, net	29,176	36,046	72,121	115,685
Share in associated companies by the equity method, net	-40,866	-118,340	-173,840	-376,721
Interest income	-697	-2,470	-2,353	-7,761
Interest expense	1,157	1,502	9,510	4,682
Loss on currency exchange difference	106	-527	6,709	254
Long Term Compensation provision	-1,919	0	-20,446	7,312
Depreciation and Amortization	40,078	32,445	125,748	84,240
Workers´ participation provision	2,206	5,453	8,137	16,605
Write-Down Adjustment	0	0	0	0
EBITDA Buenaventura Direct Operations	103,787	160,680	231,924	444,019
EBITDA Yanacocha (43.65%)	63,389	137,997	255,004	460,891
EBITDA Cerro Verde (19.58%)	57,740	71,823	141,475	202,775
EBITDA Coimolache (40.10%)	12,761	9,111	37,902	21,762
EBITDA Buenaventura + All Associates	237,677	379,611	666,304	1,129,447

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Affiliates) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the affiliated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of September 30, 2013 and December 31, 2012

	2013	2012
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	103,984	186,712
Financial assets at fair value through profit or loss	12,864	54,509
Trade and other accounts receivable, net	271,611	362,904
Income tax credit	35,217	24,629
Prepaid expenses	8,062	11,837
Embedded derivatives for concentrate sales, net	486	-
Inventory, net	167,897	157,533
Total current assets	600,121	798,124

Non-current assets
Trade and other accounts receivable, net	34,645	40,079
Long-term inventory	14,922	40,253
Investment in associates	2,612,248	2,441,039
Mining concessions, development costs and property, plant and equipment, net	1,433,375	1,159,805
Deferred income tax asset, net	87,013	111,701
Other assets	4,898	5,123
Total non-current assets	4,187,101	3,798,000

Total assets	4,787,222	4,596,124

Liabilities and shareholders’ equity
Current liabilities
Bank loans	21,126	-
Trade and other accounts payable	267,135	259,537
Provisions	35,405	71,780
Income tax payable	3,160	7,935
Embedded derivatives for concentrate sales, net	-	4,939
Hedge derivatives financial instruments	716	-
Financial obligations	28,270	5,815
Total current liabilities	355,812	350,006

Non-current liabilities
Trade and other accounts payable	5,219	731
Provisions	128,190	100,041
Hedge derivatives financial instruments	232	-
Financial obligations	210,892	173,489
Total non-current liabilities	344,533	274,261

Total liabilities	700,345	624,267

Shareholders’ equity
Issued capital, net of treasury shares for US$(000)62,665	750,497	750,540
Investment shares, net of treasury shares for US$(000)765	1,396	1,399
Additional paid-in capital	219,055	219,471
Legal reserve	162,663	162,663
Other reserves	269	269
Retained earnings	2,683,418	2,572,943
Other equity reserves	177	925
	3,817,475	3,708,210
Non-controlling interest	269,402	263,647
Total shareholders’ equity	4,086,877	3,971,857

Total liabilities and shareholders’ equity	4,787,222	4,596,124

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement

For the three and nine-month periods ended September 30, 2013 and 2012

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	335,283	393,987	949,255	1,084,736
Royalty income	10,538	17,868	37,033	54,621
Total operating income	345,821	411,855	986,288	1,139,357

Operating costs
Cost of sales, without considering depreciation and amortization	(162,964)	(161,958)	(493,968)	(430,651)
Exploration in operating units	(39,140)	(30,341)	(135,190)	(97,153)
Depreciation and amortization	(40,078)	(32,445)	(125,748)	(84,240)
Royalties	(7,272)	(10,963)	(23,867)	(30,120)
Total operating costs	(249,454)	(235,707)	(778,773)	(642,164)

Gross profit	96,367	176,148	207,515	497,193

Operating expenses
Administrative expenses	(16,923)	(22,856)	(56,484)	(77,652)
Exploration in non-operating areas	(5,686)	(27,400)	(23,361)	(73,229)
Selling expenses	(4,063)	(5,204)	(12,543)	(12,281)
Other, net	(6,273)	2,094	3,358	1,831
Total operating expenses	(32,945)	(53,366)	(89,030)	(161,331)

Operating profit (loss)	63,422	122,782	118,485	335,862

Other income, net
Share in the results of associates under equity method	40,866	118,340	173,840	376,721
Net loss from currency exchange difference	(106)	527	(6,709)	(254)
Financial income	697	2,470	2,353	7,761
Financial expenses	(1,157)	(1,502)	(9,510)	(4,682)
Total other income, net	40,300	119,835	159,974	379,546

Profit before income taxes and non-controlling interest	103,722	242,617	278,459	715,408

Income taxes	(29,176)	(36,046)	(72,121)	(115,685)

Net profit	74,546	206,571	206,338	599,723

Attributable to:
Owners of the parent	65,114	188,221	186,744	549,540
Non-controlling interest	9,432	18,530	19,594	50,183
	74,546	206,751	206,338	599,723

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	0.26	0.74	0.73	2.16

Weighted average number of shares outstanding (common and investment), in units	254,186,867	254,232,571	254,186,867	254,232,571

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the three and nine-month periods ended September 30, 2013 and 2012

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	291,083	363,513	1,039,480	1,057,157
Value Added Tax (VAT) recovered	25,399	16,884	59,106	30,161
Royalties received	13,646	19,818	39,824	55,071
Dividends received	712	3,845	7,776	10,854
Interest received	1,992	1,528	4,133	6,906
Payments to suppliers and third-parties	(176,678)	(212,512)	(654,597)	(607,692)
Payments to employees	(66,545)	(33,694)	(170,277)	(155,521)
Payment of income tax	(11,392)	(31,238)	(66,380)	(107,057)
Payment of royalties	(10,497)	(9,738)	(27,991)	(29,798)
Payment of interest	(143)	(514)	(8,558)	(1,279)

Net cash and cash equivalents provided by operating activities	67,577	117,892	222,516	258,802

Investing activities
Settlement of financial assets at fair value through profit or loss	40,000	-	40,000	-
Proceeds from associate loan's collections	5,530	-	20,494	-
Proceeds from sales of mining concessions, property, plant and equipment	1,948	98	4,963	119
Acquisitions of mining concessions, development costs, property, plant and equipment	(122,818)	(140,213)	(356,082)	(308,920)
Payment for purchase of investments	-	(23,273)	-	(32,184)
Contributions to associates	(1,654)	(13,083)	(5,339)	(21,961)
Decrease in time-deposits	-	2,736	-	9,582

Net cash and cash equivalents used in investing activities	(76,994)	(173,735)	(295,964)	(353,364)

Financing activities
Increase in financial obligations	-	40,026	60,000	54,313
Bank loans received	21,126	-	21,126	-
Payment of financial obligations	(41)	-	(142)	(1,020)
Dividends paid	-	-	(76,269)	(101,779)
Dividends paid to non-controlling interest	(6,960)	(4,942)	(13,533)	(39,117)
Purchase of treasury shares	-	-	(462)	-
Purchase of associates' shares	-	(7,980)	-	(7,980)

Net cash and cash equivalents provided by (used in) financing activities	14,125	27,104	(9,280)	(95,583)

Net increase (decrease) in cash and cash equivalents during the period	4,708	(28,739)	(82,728)	(190,145)
Cash and cash equivalents at the beginning of the period	99,276	309,441	186,712	470,847

Cash and cash equivalents at period-end	103,984	280,702	103,984	280,702

Compañía de Minas Buenaventura S.A.A.

Third Quarter and Nine-Month 2013 Results

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit attributable to owners of the parent	65,114	188,221	186,744	549,540

Plus (less)
Depreciation and amortization	40,549	32,445	126,219	84,240
Deferred income tax	13,928	5,373	25,688	18,518
Net profit attributable to non-controlling interest	9,432	18,350	19,594	50,183
Accretion expense of provision for closure of mining units and exploration projects	926	988	7,074	3,405
Share in results of associates under equity method, net of dividends received in cash	(40,154)	(114,495)	(166,064)	(365,867)
Provisions	7,868	(124,047)	(5,164)	(137,589)
Net loss (gain) from currency exchange difference	106	(527)	6,709	254
Changes in fair value of embedded derivatives for concentrate sales and adjustments on open liquidations	(33,243)	(21,983)	(7,651)	(32,076)
Proceeds from sales of mining concessions, property, plant and equipment	(1,948)	(98)	(4,963)	(119)

Net changes in operating assets and liabilities

Decrease (increase) in operating assets
Trade and other accounts receivable	(25,013)	(17,576)	63,458	(30,639)
Income tax credit	1,279	4,677	(10,588)	-
Prepaid expenses	6,001	(21,512)	4,093	(26,747)
Inventory	(4,562)	(5,871)	17,742	(21,247)

Increase (decrease) in operating liabilities
Trade and other accounts payable	32,408	187,253	20,190	194,976
Provisions	(4,466)	(13,114)	(55,790)	-
Income tax payable	(648)	(192)	(4,775)	(28,030)

Net cash and cash equivalents provided by operating activities	67,577	117,892	222,516	258,802

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 30, 2013